Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 United States Telephone (+1) 212 903 9000

VIA EDGAR SUBMISSION

July 25, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Dale Welcome

Claire Erlanger

Alex King

Geoffrey Kruczek

Re:	NWTN, Inc. Registration Statement on Form F-4 Filed June 7, 2022 File No. 377-06220

Ladies and Gentlemen:

On behalf of NWTN, Inc. (the “Company”), we are publicly submitting concurrently herewith a Revised Registration Statement on Form F-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 6, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Form F-4 filed June 7, 2022
Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: The Company respectfully acknowledges the Staff’s comment and has added additional disclosure on the cover page of the Registration Statement. Furthermore, the Company respectfully submits that it is not a China-based issuer, but rather, it is a company incorporated in the Cayman Islands, headquartered in the UAE and with global operations, including operations in China. While the Company cannot provide the relative geographic contributions of its operations given that it operates a pre-revenue business,

(1).	ICONIQ Green Technology FZCO, the Company’s holding company incorporated in Dubai which also serves as the Company’s global headquarters, wholly and indirectly owns all of the Company’s operating subsidiaries and employs all of the Company’s senior management. Additionally, as of the date of the Registration Statement, the Company is in the process of transferring over 60 patent rights and nearly 40 procurement contracts with key suppliers to its Dubai headquarters;

(2).	the Company traces its history back to 2014 when Elite Exclusive Group (“EEG”), the predecessor of ICONIQ, was established in Dubai. Together with W Motors, Magna Steyr and other partners, EEG started its design and development of Seven SPV, the predecessor of MUSE, and held the launch event of Seven SPV in Dubai in 2016. In the same year, in line with the approach taken by many international automobile companies, EEG sought to utilize China’s supply chain and competitive manufacturing capabilities. Accordingly, EEG established its first representative office in Shanghai, China, and changed its corporate name to ICONIQ (ICON + IQ) Motors Limited;

(3).	many of the Company’s initial investors are located outside of the PRC, such as Ralph Debbas in the UAE and Chl Kar Charles Tong and Frank Gong in Hong Kong;

(4).	the Company has historically and continues to maintain strategic alliance with its Dubai-based partner, W Motors, an automobile designer and manufacturer in the Middle East, in product development and global marketing. The two companies have jointly marketed their products around the globe, including at events such as the Geneva Motor Show, the Dubai Motor Show, the Monterey Car Week, the Shanghai Auto Show and at venues such as the joint Dubai City Walk Flagship Showroom, which demonstrates the Company’s business strategy to sell its products on a global scale, not just within the PRC;

U.S. Securities and Exchange Commission

July 25, 2022

(5).	the Company intends to procure critical vehicle systems and components from major suppliers around the globe, including Bosch, Benteler, CATL and LG, which indicates that its global supply chain extends beyond the boundaries of China;

(6).	the Company’s senior management consists of international automobile experts, including (i) Alan Nan WU, CEO and Chairman, who started his personal business from North America, co-founded W Motors in 2012 and founded EEG in 2014; and (ii) James David FINN, COO, who served as chief engineer and assistant president of Evergrande New Energy Vehicle, chief production officer and chief quality officer of Seres New Energy Vehicle, which is an electric vehicle OEM under Chongqing Sokon Industry Group, head of new vehicle projects, production and logistics of Volkswagen Group China, as well as resident managing director of China and chief representative in China of United Solar Ovonic; and

(7).	the UAE and China together serve as the foundation of the Company’s planned global expansion into the Middle East, Europe and Southeast Asia, and eventually the rest of the world.

Driven by the same considerations as many international automobile companies to set up operations in China, the Company set up operations in China with the primary purpose of benefiting from its significant demand as well as fully utilizing China’s well-established supply chain and a well-trained and yet relatively cheap R&D and manufacturing labor force. Even before the Company commences the mass production or sale of its products, the Company has geographically diversified its operations, with Dubai, the UAE being its global headquarters. Based on the aforementioned reasons, the Company respectfully submits that it is not a China-based issuer, but rather, it is a company incorporated in the Cayman Islands, headquartered in the UAE and with global operations, including operations in China.

Nonetheless, in response to the Staff’s comment and in order to better highlight the Company’s relative geographic exposure to and associated risks in China, the Company has (1) added additional disclosure on the Registration Statement cover page concerning its ownership and control structure, and (2) enhanced its disclosure of certain risks associated with the operation of its subsidiaries in China in both the summary risk factors on page 36 and the risk factors on pages 61-64 and 66-70 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully submits that it is not a China-based issuer, but rather, it is a company incorporated in the Cayman Islands, headquartered in the UAE and with global operations, including operations in China, and refers the Staff to its response to Comment #1. Additionally, the Group does not have any variable interest entities. Due to the reasons discussed above, as advised by its PRC counsel, Jingtian & Gongcheng, the Company does not believe that, as of the date hereof, the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, as of the date hereof, would materially and adversely impact the Company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Nonetheless, in response to the Staff’s comment, the Company has amended the Registration Statement to (i) add bold text disclosures to the cover page which highlight the applicable risks noted in this comment; (ii) address the risks highlighted on the cover page in the prospectus summary on page 36; and (iii) add additional risk factors in the “Risk Factors” section on pages 61-64 and 66-70 of the Registration Statement.

Regarding the Staff’s comment on whether our auditor is subject to the determinations announced by the PCAOB and how the Holding Foreign Companies Accountable Act and related regulations will affect the Company, the Company has added the disclosure with respect to the Holding Foreign Companies Accountable Act in the Summary of the Proxy Statement/Prospectus section on page 37-38 and the Risk Factors section on pages 72-74, and also disclosed on the cover page and page 38 that the Company’s auditor is not listed on the HFCAA Determination List, which list notes all of the auditor firms that the PCAOB is not able to inspect.

U.S. Securities and Exchange Commission

July 25, 2022

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: The Company respectfully acknowledges the Staff’s comment and has (i) added additional disclosure on the cover page and page 36 under the heading “Holding Company Structure” in the prospectus summary regarding the entity and the domicile in which investors are purchasing an interest, and (ii) updated its disclosure to refer to specific subsidiaries when describing the business operations strictly concerning such subsidiaries. For example, on page 211, the Company has referred to Shanghai ICONIQ New Energy Development Co., Ltd. and Jiangsu ICONIQ New Energy Manufacturing Co., Ltd., our subsidiaries, as the entities conducting the relevant operations respectively, rather than referring to “we” generally. In this regard, the Company also respectfully refers the Staff to page 195 of the Registration Statement where the Company discloses that “Unless the context otherwise requires, references in this “Business of ICONIQ” section to “we,” “us,” “our,” and similar first-person references are intended to mean the business and operations of ICONIQ and its consolidated subsidiaries taken as a whole prior to the Business Combination and Pubco following the Business Combination. References to ICONIQ’s operating subsidiaries are included with respect to the business and operations strictly concerning such subsidiaries.”.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has included additional disclosure in bold on the cover page of the Registration Statement.

5.	Please explain clearly what East Stone’s public shareholders and affiliates will receive in connection with the transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Registration Statement.

6.	From your disclosure on page 18, it appears approval of each proposal is assured. If so, revise to disclose and highlight this information for investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Registration Statement.

East Stone, page 26

7.	Your document generally and this section specifically lists numerous agreements you have entered into in relation to extensions and prior merger agreements. Revise to clarify for each whether the agreement was terminated or remains in effect and, if it remains in effect, the impact/risks to investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 25-26 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Prospectus Summary, page 37

8.	In your summary of risk factors, please disclose the risks that having a significant amount of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully submits that it is not a China-based issuer, but rather, it is a company incorporated in the Cayman Islands, headquartered in the UAE and with global operations, including operations in China, and refers the Staff to its response to Comment #1. Nonetheless, in response to this comment, the Company has provided the required disclosure of risks relating to its operations in China in the Summary of Risk Factors in the section titled “Summary of the Proxy Statement/Prospectus” on page 36 of the Registration Statement.

9.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has updated its disclosure to include a discussion on China’s rules of cybersecurity review and permission requirements from the CSRC, CAC or other PRC regulatory authorities in the Risk Factor titled “As some of ICONIQ’s operations are conducted in China, recent regulatory developments in China, including an intent indicated by the PRC governmental authorities to exert more oversight and control over offerings that are conducted outside China and/or foreign investment in China-based issuers, may subject ICONIQ to additional regulatory review or otherwise restrict or hinder Pubco’s ability to offer securities and raise capitals outside China, all of which could materially and adversely affect ICONIQ’s business and cause the value of Pubco’s securities to significantly decline” on pages 61-64 and a summary of such Risk Factor on page 36 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

10.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 36-37 of the Registration Statement.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 37-38 of the Registration Statement.

Selected Historical Financial Information - ICONIQ, page 39

12.	Please remove the reference to cash flow data in the first paragraph since you do not present this information in your table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Risk Factors, page 45

13.	Regarding the Holding Foreign Companies Accountable Act, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 72-74 of the Registration Statement.

14.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully submits that it is not a China-based issuer, but rather, it is a company incorporated in the Cayman Islands, headquartered in the UAE and with global operations, including operations in China, and refers the Staff to its response to Comment #1. Nonetheless, in response to the Staff’s comment, the Company has included additional disclosure on pages 61-64 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully submits that it is not a China-based issuer, but rather, it is a company incorporated in the Cayman Islands, headquartered in the UAE and with global operations, including operations in China, and refers the Staff to its response to Comment #1. Nonetheless, in response to this comment, the Company has included a discussion of China’s new data security regulations in the Risk Factor titled “As some of ICONIQ’s operations are conducted in China, recent regulatory developments in China, including an intent indicated by the PRC governmental authorities to exert more oversight and control over offerings that are conducted outside China and/or foreign investment in China-based issuers, may subject ICONIQ to additional regulatory review or otherwise restrict or hinder Pubco’s ability to offer securities and raise capitals outside China, all of which could materially and adversely affect ICONIQ’s business and cause the value of Pubco’s securities to significantly decline” on pages 61-64 of the Registration Statement. As discussed in the new Risk Factor and as advised by its PRC counsel, Jingtian & Gongcheng, the Company believes that neither it nor any of its PRC subsidiaries is subject to the application for the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of Pubco’s securities or the business operations of ICONIQ or its PRC subsidiaries, because as of the date hereof, (i) neither ICONIQ nor any of its PRC subsidiaries has received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator, so ICONIQ and its PRC subsidiaries don’t qualify as critical information infrastructure operators; (ii) neither ICONIQ nor any of its PRC subsidiaries holds personal information of more than one million users; and (iii) neither ICONIQ nor any of its PRC subsidiaries has been involved in any investigations on cybersecurity review and nor have they received any inquiry, notice, warning, or sanctions in such respect. As of the date hereof, the risk of ICONIQ and its PRC subsidiaries being held as having conducted any data processing activities that affect or may affect national security is low, but the Company cannot rule out the possibility that the applicable PRC government authorities may initiate cybersecurity reviews on ICONIQ and its PRC subsidiaries in the future. This new Risk Factor discloses that there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, which may have a material adverse effect on our business, financial condition or results of operations, and may cause the value of our securities to significantly decline.

ICONIQ’s ability to develop, manufacture, and deliver, page 45

16.	Revise to clarify the reasons for the “changes and delays” mentioned in the first paragraph and whether those conditions continue to exist or were resolved.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 46 of the Registration Statement. The Company has also revised the disclosure with respect to the launch and production timetable for its Supersport, MUSE and ADA vehicles in light of the continuing COVID-19 pandemic and the resulting shortage of working capital on pages 201, 203 and 204 of the Registration Statement, respectively.

U.S. Securities and Exchange Commission

July 25, 2022

East Stone shareholders who do not redeem their ordinary shares of East Stone will experience..., page 65

17.	Your risk factor refers to 1,484,211 ordinary shares as being the maximum number of ordinary shares of East Stone that can be redeemed as of June 1, 2022. However, it appears to us that the maximum number of shares that can be redeemed by East Stone’s public shareholders is 1,780,533 ordinary shares. Please reconcile your disclosures here, as well as on page 17 and in the forepart of your registration statement under the caption “Consideration.” Alternatively, please tell us how your current presentation is appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 75 of the Registration Statement.

18.	We note your disclosure on page 16 that ICONIQ shareholders will control between 93.7% and 94.4% of the outstanding Pubco Ordinary Shares upon closing. Please reconcile that disclosure with the disclosure on page 65 that Sellers would own approximately 97.3% of NWTN.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the table of potential ownership of outstanding Pubco Ordinary Shares upon Closing in the first disclosure referred to in this Comment #18 was prepared on a diluted and as-converted basis assuming the vesting and exercise of outstanding warrants of Pubco and the issuance of Pubco Ordinary Shares in respect thereof, while the second disclosure referred to in this Comment #18 was prepared on a non-diluted basis assuming no issuance of Pubco Ordinary Shares upon exercise of outstanding warrants of Pubco, so that the shareholding percentage of the Sellers in the second disclosure is out of the range specified in the first disclosure. In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Registration Statement to clarify the assumption used.

If East Stone is unable, page 73

19.	This risk factor is inconsistent with your history of seeking and obtaining extensions. Please reconcile.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Registration Statement.

Background of the Business Combination with ICONIQ, page 100

20.	Please revise to clarify how the nature and amount of consideration was determined through negotiations of the parties, including each proposal and counter-proposal submitted. Your revised disclosure should explain how the parties determined the class of share to issue and the agreed-upon valuation of ICONIQ.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 116 and 117 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

21.	Please clarify the following disclosure and whether it is included in the merger agreement: “The Letter of Intent also provided that the equity holders of ICONIQ prior to the Business Combination would receive an additional cash incentive in an amount equal to 40% of the cash proceeds received by Pubco or the Surviving Company upon post-Closing exercise of an aggregate of 50% of the outstanding public warrants of East Stone (which will be replaced with Pubco warrants).”

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the corresponding provision is included in section 7.20 of the merger agreement as attached to the Registration Statement as Annex A. In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 100 of the Registration Statement.

East Stone’s Board of Directors’ Reasons for Approval of the Business Combination, page 102

22.	Revise to explain in more detail the “Company information prepared by ICONIQ management.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 118 of the Registration Statement.

Financial Information and Comparable Company Analysis, page 104

23.	Please revise to explain in more detail the “certain valuation analyses” received from ICONIQ. Also revise to explain how those analyses served to confirm the valuation analyses conducted by East Stone management.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 120 - 123 of the Registration Statement.

24.	Please revise to clarify how the information in the table and preceding and subsequent paragraphs resulted in the valuation for ICONIQ that you disclose. Also revise to clarify the reference on page 105 to “ICONIQ’s third-party analysis.”

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 120 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Material U.S. Federal Income Tax Considerations, page 109

25.	We note the disclosure that the merger “is intended to” qualify as a reorganization. Please revise to clarify the tax consequences of the transactions referenced in your disclosure. Note that it is permissible to state that the transaction “should” or is “more likely than not to” qualify for the disclosed tax treatment, provided the disclosure explains the degree of and reasons for the uncertainty and the related risks to investors. If counsel cannot provide that opinion, it appears you should revise to disclose the transactions are taxable. Please also identify counsel in the disclosure.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 132 of the Registration Statement.

Unaudited Pro Forma Combined Financial Information, page 126

26.	In the second paragraph of your introduction, you state that “the unaudited pro forma combined statements of operations for the years ended December 31, 2021 and 2020 gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented.” We remind you that pro forma statements of operations are required for the registrant’s most recent fiscal year and any subsequent year-to-date interim period included in the registration statement. In this regard, please remove references to the pro forma statement of operations for the year ended December 31, 2020 and delete the related pro forma combined statement of operations on page 132. Additionally, please revise your pro forma statement of operations for the year ended December 31, 2021, as appropriate, to reflect the transactions contemplated as if they occurred on January 1, 2021. Refer to Rule 11-02(c)(2)(i) of Regulation S-X. This comment also applies to your selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2020 on page 42.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 150 and 43 of the Registration Statement.

27.	We note that you have not adjusted the pro forma balance sheet or pro forma statement of operations for the derivative liabilities and expense related to the forward share purchase agreements. It appears from the notes to the financial statements of East Stone Acquisition Corp, that the FPA was related to the JHD transaction and was terminated in February 2022. It would appear that if the pro forma statements assume the ICONIQ transaction occurred as of December 31, 2021, these amounts would be adjusted due to the fact that the JHD agreement had to be terminated prior to the ICONIQ business combination occurring. Please advise and revise accordingly.

Response: In response to the Staff’s comment, the Company has added additional disclosure on pages 153-155 of the Registration Statement. The Company further adds Adjustment (7) and Adjustment (4) under “Unaudited Pro Forma Combined Balance Sheet” and “Unaudited Pro Forma Condensed combined Statement of Operations” respectively.

U.S. Securities and Exchange Commission

July 25, 2022

28.	We note from your disclosure on page F-26, in Note 17 to the ICONIQ financial statements, that in May 2022 you entered into seven convertible bond agreements. Please tell us your consideration for including this subsequent financing as a separate column in the pro forma financial statements.

Response: The Company respectively acknowledges the Staff’s comment. The Company understands the Staff’s views regarding the impacts of subsequent financing. However, according to the relevant convertible bond agreements, the convertible bonds are exercisable at the option of the holder before the maturity date. Since those convertible bonds are not voluntarily convertible at the consumption of the business combination, the Company decided not to include such subsequent financing in the pro forma financial statements (as a separate column).

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2021, page 129

29.	We note that your selected unaudited pro forma financial information on page 42 includes an amount for total shareholders’ deficit. Please revise your pro forma balance sheet on page 129 to show a subtotal of total shareholders’ deficit, inclusive of non-controlling interests so that the amounts are consistent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 153 of the Registration Statement.

30.	It appears that the $18.3 million adjustment to cash and additional paid in capital, under scenario 2, should refer to Footnote (4). Please revise your presentation accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 153 of the Registration Statement.

Unaudited Pro Forma Combined Balance Sheet Adjustments
Adjustment (3), page 130

31.	Please expand your footnote to explain the $631,450 adjustment to amounts due to related parties, current.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 154 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Adjustment (6), page 130

32.	We note your disclosure that this amount reflects cash proceeds from the subsequent Private Placement in the amount of $200 million and corresponding offset to additional paid-in capital upon completion of the business combination. Please revise MD&A and the notes to the financial statements to disclose the nature and terms of this subsequent private placement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 104 and page 187 of the Registration Statement.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021, page 131

33.	Please revise your pro forma combined statement of operations for the year ended December 31, 2021 to include the line items “net loss attributable to non-controlling interest” and “net loss attributable to shareholders.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 155 of the Registration Statement.

34.	It appears to us that the historical weighted average shares outstanding for ICONIQ, as well as the pro forma adjustments related to the ordinary shares issued to ICONIQ shareholders, should be presented on a line other than the “weighted average shares outstanding of redeemable ordinary shares” line, to avoid confusion. Please revise your presentation as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 158 of the Registration Statement.

Net loss per share, page 133

35.	Please reconcile the weighted average number of redeemable ordinary shares outstanding, as disclosed in your first lead-in paragraph, with the corresponding line item presented in the table.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the Registration Statement.

36.	We note from your disclosure in the Net loss per share section on page 133, that the Escrow Shares issuable to ICONIQ shareholders have been excluded from basic and diluted pro forma net loss per share as such shares are uncertain as the proportion of Revenue for the Earnout Year compared to the Earnout Target is not supportable as of December 31, 2021. We note from your disclosure in Note 1 to the East Stone Acquisition Corp Financial Statements, that the Escrow Shares appear to be related to the JHD agreement which was terminated in February 2022. Please advise and revise your disclosures elsewhere in the filing if there are Escrow Shares related to the ICONIQ transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the Registration Statement. There were no Escrow Shares related to the ICONIQ transaction according to the Business Combination Agreement.

U.S. Securities and Exchange Commission

July 25, 2022

Shares calculation, page 133

37.	Please tell us whether your calculation of the weighted average shares outstanding includes the Pubco shares to be issued in the private placement with the PIPE investor. In this regard, it appears that your pro forma balance sheet includes the $200 million cash consideration received for these PIPE shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 156 of the Registration Statement.

Comparative Share Information, page 134

38.	Please provide us with your computation of book value per share for historical East Stone.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 158 of the Registration Statement. The Company calculated the book value per share by dividing the total shareholders’ deficits as of December 31, 2021 ($10,228,008) by weighted average number of outstanding shares for the year ended December 31, 2021 (12,876,393 shares).

Director Election Proposal, page 146

39.	Refer to the fourth paragraph. The first sentence identifies three nominees, but the disclosure that follows lists additional “nominees.” Please revise to clarify who are being nominated for election to your board.

Response: In response to the Staff’s comment, the Company has revise its disclosure on pages 170 and 171 of the Registration Statement.

East Stone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 168

40.	We note that much of your disclosure related to transaction involving you and your affiliates is as of December 31, 2021, such as your disclosure on page 165. Please update to be as of the most recent practicable date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 187-193 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Management’s Annual Report on Internal Controls over Financial Reporting, page 171

41.	Please disclose the material weakness that was identified as it does not appear to be described elsewhere in your registration statement.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 193 of the Registration Statement.

Business of ICONIQ, page 173

42.	We note the public disclosure of W Motors on its website that ICONIQ and W Motors are “sister entities” that share a “symbiotic relationship.” Please reconcile with your current disclosures regarding the nature of the relationship between you and W Motors.

Response: The Company respectfully notes that W Motors’ website contained inaccurate or outdated information relating to ICONIQ. Upon the request of the Company, W Motors has amended and corrected such information on its website.

ICONIQ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 202

43.	We note your disclosure on page 202 and in the explanatory paragraph of your independent auditor’s report regarding your ability to continue as a going concern. In this regard, please expand your disclosure within your Liquidity discussion to provide a more detailed discussion of how you intend to finance your operations during the next twelve months. Your disclosure should address your current ability to obtain debt or equity financing or to obtain advances from shareholders, given the lack of cash flows from operations. Refer to Item 5.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 224-226 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

44.	Please quantify and more fully discuss ICONIQ’s current and long-term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 224-226 of the Registration Statement to discuss its liquidity requirements and priorities in more details. The Company respectfully submits that it does not envisage that the changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions will necessitate a change in its priorities, as the total amount of cash left in the trust account as of the date hereof is relatively small compared with the amount already secured with PIPE investors and other fundings the Company will actively continue to seek in the future as needed, which will serve as the primary sources of funding to meet the Company’s liquidity needs. However, as the Company acknowledges the possibility that it may not obtain the funding necessary for its operations and business strategies, it has included the relevant risk factor titled “ICONIQ may in the future need to raise additional funds to meet its capital requirements, and such funds may not be available to ICONIQ on commercially reasonable terms, or at all, which could materially and adversely affect ICONIQ’s business, results of operations or financial condition and our ability to continue as a going concern.” on page 47 of the Registration Statement.

45.	Please revise this section to discuss the “financial resources available to us” referenced on page 200, including why those resources were reduced.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 223 of the Registration Statement.

ICONIQ Holding Limited Financial Statements
17. Subsequent Events, page F-25

46.	Please disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-27 of the Registration Statement.

East Stone Acquisition Corporation Financial Statements, page F-27

47.	Please provide updated financial statements and related information to comply with Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-28-F-57 of the Registration Statement.

Note 11. Subsequent Events, page F-58

48.	Please revise your subsequent events disclosure to include disclosure of the ICONIQ Note issued in April 2022 and the PIPE Subscription Agreement in April 2022. In this regard we note these events are disclosed as subsequent events in East Stone Acquisition Corp’s Form 10-Q for the Quarter Ended March 31, 2022. Your disclosure should also include the details of the June 2022 PIPE Subscription Agreement disclosed in the East Stone Acquisition Corp’s Form 8-K furnished June 15, 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-56-F-57 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

Exhibits

49.	The mark “#” appears below the exhibit index but it appears no exhibit includes that mark. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised its Registration Statement to remove “#” on page II-2.

General

50.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully submits that it does not believe that ICONIQ operates a U.S. business that may affect national security, given that it operates an EV manufacturing business and has not had in the past, and does not plan to have manufacturing base or sales and distribution channels in the U.S. Nonetheless, the Company has added a Risk Factor on page 80 of the Registration Statement.

51.	Please revise to highlight on your cover page the dual class structure following this transaction, including different rights applicable to Class A and Class B shares that will be outstanding. Also revise your disclosure beginning on page 221 to discuss the Class A shares that will be issued and outstanding.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 247-249 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

52.	On page 122, you direct investors to a risk factor related to anti-takeover provisions, but no such risk factor appears in your disclosure. Please revise to include that risk factor.

Response: In response to the Staff’s comment, the Company has included an additional risk factor on page 82-83 of the Registration Statement.

53.	Your disclosure indicates the company experienced inflationary pressures. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 221-222 of the Registration Statement.

54.	Please revise discuss the impact of recent COVID-19-related shutdowns or outbreaks have had and are expected to have on your business and financial condition and the actions you have or are taking in response.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 221 of the Registration Statement.

55.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 232 of the Registration Statement.

56.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: The Company respectfully notes that it does not believe that it is subject to any new or heightened risk of potential cyberattacks since Russia’s invasion of Ukraine as of this date given that it operates a business at a relatively early stage, and it has not experienced any cyberattack or data leak incident up to the date of the Registration Statement. The Company will endeavor to ensure that any business network and data security systems it establishes or procures in the future are capable of adequately protecting the Company’s business against such risks. In response to the Staff’s comment, the Company has updated its disclosure on page 55 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

57.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items; experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 48 and 221 of the Registration Statement.

58.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: In response to the Staff’s comment, the Company has added additional disclosure on page 221 of the Registration Statement. As disclosed therein, the Company cannot quantify such impact to its business at this moment, as the Company (i) still operates its business at an early stage and has not yet commenced the mass production and sale of vehicles, and (ii) has not historically recorded any revenue, profits or cash flow from operations.

59.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 232 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

60.	Revise the question and answer on page 22 to disclose the amount of funds that is currently in the trust account.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 18, 22 and 129 of the Registration Statement.

61.	Please revise to clarify the material terms of the PIPE, by itself, as well as in relation to the securities you intend to issue in the business combination. For example, your disclosure on page v and 89-90 indicated a $200 million PIPE to a single investor, whereas your disclosure on page 65 indicates a $500 million PIPE to Mr. Wu. What class of shares will be issued in the PIPE and do they differ from other classes of your shares? In this regard, clarify how you determined the percentages disclosed on page 65. It is unclear how owning 12% of the outstanding shares results in voting interest you disclose. It is also unclear how, given the transactions you intend to undertake, Mr. Wu will own only 12% of your shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages v, 75, and 140 of the Registration Statement.

62.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revise its disclosure on page 86 of the Registration Statement.

63.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised additional disclosure on page 86 of the Registration Statement.

U.S. Securities and Exchange Commission

July 25, 2022

64.	We note the carve-out of Macau and Hong Kong from the definition of China. Please revise to remove those carve-outs from the definition and revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits the following factors for the Staff’s kind consideration:

1.	The Company confirms that if the Company were to amend the definition of “China” according to the Staff’s comment, the disclosure in the Registration Statement regarding its business, financials and other material information regarding ICONIQ and East Stone continues to be technically correct, in part because these two companies do not currently have substantial operations in Hong Kong and Macau.

2.	However, the Company respectfully submits that its current definition of “China” is the same as those used by many other issuers having a portion of their business in China, and in response to the Staff’s comments, the Company has also included in the Registration Statement extensive disclosure regarding the risks associated with a China business.

3.	The Company further respectfully submits that, as a practical matter, businesses based in mainland China, Hong Kong and Macau continue to face certain differences in the regulatory and commercial environment in which they operate.

4.	For the above reasons, the Company respectfully submits that, as a drafting matter, changing the definition of “China” to include Hong Kong and Macau (i) may actually make it more difficult for investors familiar with companies having a China business to understand the risks faced (or not faced) by the Company in different regions, and (ii) may also potentially make the disclosure less accurate, because (A) the Company does not currently have substantial operations in Hong Kong and Macau and grouping them with mainland China can confuse investors in the context of the Company’s disclosure, and (B) the investors will now need to read all the disclosure language they are previously familiar with using the new definition, while at the same time, other companies that these investors are following may have very similar disclosure language but with a different definition.

For the above reasons, the Company respectfully inquires whether the Staff might consider permitting the Company to keep its current definition of “China”.

65.	In a separate, appropriately captioned section, please disclose whether you will have directors, officers or senior management located in China/Hong Kong. If you do, state that it will be more difficult to enforce liabilities and enforce judgments on those individuals and address these risks in a separate risk factor.

Response: The Company respectfully submits that while two of its senior management named in the section titled “Management After the Business Combination”, namely Peter Jianfeng CHEN and Howard Shixuan YU, are located in China, they are employees of ICONIQ Green Technology FZCO, the Company’s Dubai-based entity which serves as the Company’s global headquarters. They are expected to travel extensively outside of China and spend a considerable amount of time in the UAE and other regions. In addition, the Company respectfully notes that none of its management named in the section titled “Management After the Business Combination” is located in Hong Kong. In response to the Staff’s comment, the Company has included additional disclosure on page 71 and 231 of the Registration Statement.

The Company respectfully notes that, in addition to addressing the responses to the Staff’s comments, the Company has updated its Registration Statement to, among other things, remove references to the Company’s cooperation with Evergrande Auto on pages 6, 46, 49-50, 57, 195, 198-199, 203, 209-210, since Evergrande Group, the parent company of Evergrande Auto, is currently undergoing corporate restructuring. In light of the recent adverse development and negative publicity with respect to such restructuring, the Company has reservations over the ability of Evergrande Auto to effectively cooperate with the Company, and therefore the Company has decided to focus its efforts on partnering with other players in the industry, such as W Motors and Magna Steyr, that can deliver greater certainty and enable the Company to meet its strategic objectives.

U.S. Securities and Exchange Commission

If you have any questions regarding the foregoing or the Registration Statement, please contact our counsel, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and Xiaoxi Lin, at xiaoxi.lin@linklaters.com, or by telephone at (852) 2901-5368.

Sincerely,

/s/ Brandon Dong
Brandon Dong SVP, Capital Markets

cc:	Jeffrey Cohen, Linklaters LLP

Xiaoxi Lin, Linklaters LLP